pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

September 29, 2014

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:

Pacific Booker Minerals Inc.

Form 20-F for the Fiscal Year Ended January 31, 2014

Filed May 30, 2014

Response dated August 25, 2014

File No. 001-33649

Dear Ms. Jenkins:

Re:  Comment letter dated September 8, 2014.

Comment 1.

We have reviewed your response to our prior comment 1 noting that it does not appear to address our comment, therefore it is being reissued. Please provide us with a detailed discussion of the factors you considered to support management’s conclusion that disclosure controls and procedures were effective considering the ineffectiveness of your internal controls over financial reporting at January 31, 2014. Please note that management’s evaluation of disclosure controls and procedures and internal controls over financial reporting is separate and distinct from the Auditor’s attestation report. In addition, the assessment should be based on your company’s current operational status and not based upon an expected or presumed operational status.

Response:

We believe that our disclosure controls/procedures and internal controls over financial reporting are effective at providing full and timely disclosure.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company maintains its accounting records in sufficient detail to fairly and accurately reflect the company’s transactions.  All transactions are executed with management authorization and are recorded as necessary to permit the preparation of financial statements in conformity with IFRS.  Assets are reviewed periodically to assure a reasonable value for the assets recorded on the balance sheet.  Access to assets is permitted only in accordance with management authorization.  All bank transactions require 2 signatures, either management directors or the Chief Financial Officer.  No signing officer may sign a cheque payable to him/herself.  Bank reconciliations are prepared by the CFO and reviewed by the CEO monthly.  The company has very few cash transactions, and generally in small amounts, and those transactions are approved by a management director.  The Audit Committee is provided with monthly financial statements, as well as the quarterly/annual financials.  All accounting activities are under the direct control of the CFO.  In regards to events, the CFO is involved in all news releases and is therefore aware of the on-going corporate disclosure.  Because of these factors and the intent of management to provide full and accurate reporting, we have concluded that our disclosure/controls are effective.

The Company’s auditor provided an Attestation Report over the Company’s internal control over financial reporting for the fiscal year ended January 31, 2013 where they identified several areas that they considered to be control deficiencies.  As disclosed in Management’s Annual Report on Internal Control over Financial Reporting, management has addressed several of the issues that were identified in the 2013 auditor’s attestation report.  For the fiscal year ended January 31, 2014, management believes those issues which affected the Company’s current internal controls have been corrected.

The main factors communicated by the attestation report were:

•

some elements in the control environment of the Company that had not been fully implemented or do not operate effectively

•

a lack of segregation of duties in the Company due to the small number of personnel,

•

access controls to some information systems do not operate effectively

Management has addressed the deficiency in its policies by implementing new control policies, and reviewing and updating the corporate policies already established and ensuring full implementation. This includes a program to ensure all individuals are trained and provided with access to all the policies.

In regards to the lack of segregation of duties deficiency, the Company is currently at the Exploration Stage and has no revenue and a limited number of financial transactions. Management has implemented certain practices to give greater oversight of its transactions, including a policy which requires the CEO to review the bank reconciliations and any non-regular accounting entries to provide greater assurance. Any potential benefits of adding personnel to clearly segregate accounting duties is not justified by the current level of transactions and the additional costs associated by hiring additional staff is not required for any other reason at this time. Management does not consider the lack of segregation of duties to be a material weakness of its internal controls.

In regards to the access controls to some information systems, the Company outsources its IT services and has used the same provider for a number of years. The Company is a small office with only 4 staff members. There is no need to incur the substantial expense to significantly upgrade its information technology systems hardware and network. The systems are password protected and contain little confidential information. Access to the financial information is limited by the new financial policies and oversight implemented by the Company. Therefore, management does not consider this to be a material weakness of its internal controls.

The Company will not be required to include an auditor attestation report in the 20-F Annual Report for the year ended January 31, 2015. In its future filings, management will no longer refer to the fiscal 2013 auditor’s attestation report. Instead, management’s evaluation of the Company’s disclosure controls and procedures and disclosure in the annual report will be based solely on its own current evaluation utilizing the suitable and recognized control framework

Comment 2.

We have reviewed your response to our prior comment 4 noting that the cancelled stock options were not identified as replacement options and the cancellation of the options was treated as an acceleration of vesting resulting in a modification of the stock options issued. Please provide the disclosures required by IFRS 2.47(c).

Response:

The option grants were not modified.  The unexercised options were cancelled completely.

In accordance with IFRS 2.28(a), the company accounted for the cancellation as an acceleration of vesting, and recognised immediately the amount of stock based compensation (share based payments) that otherwise would have been recognised over the remainder of the vesting period.

IFRS 2.47(c) deals with disclosure related to the modification of the share based payment arrangements.  There was no modification to the fair value calculations and no incremental fair value, as the share based payments on the unvested portion of the cancelled options was recognized as originally calculated.

The cancelled option grants were disclosed in the table of options in Note 8.  There was no modification to the calculated stock based compensation, so no additional disclosure was required.  Stock based compensation on these options was fully booked as originally calculated and the assumptions used for those calculations had been detailed at the time of the grant, in Note 8 of the annual financial statements.  The new grants were calculated and the assumptions detailed in Note 8 of the fiscal 2014 year end financials.

On behalf of the Company, I acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

“John Plourde”

John Plourde

Chief Executive Officer